UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): November 18, 2025

ENTREX CARBON MARKET, INC

FKA/UHF LOGISTICS GROUP, INC,
(Exact Name of Registrant as Specified in Charter)

Nevada	001-363598	84-2099590
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 East Palmetto Park Rd, Suite 800, Boca Raton Fl 334323

(Address of Principal Executive Offices)

(877) 4Entrex

(Registrant Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (CFR 240.14d-2(b)) [ ]

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [X]

Item 1.01. Material Event

On November 18, 2025, Entrex Carbon Market, Inc. released its unaudited financial statements for the quarter ended September 30, 2025. These materials, which include the Company's quarterly operating results, cash flows, and balance sheet information, are available on the OTC Markets website at:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 18, 2025

ENTREX CARBON MARKET, INC

By: */s/ Stephen H. Watkins*
Name: Stephen H. Watkins
Title: Chief Executive Officer